WISeKey Announces First Half 2024 Unaudited Financial Results and Updates on Strategic Business Initiatives

Substantial R&D investments aimed at securing a competitive edge in the fast-approaching era of post-quantum computing

Schedules Conference Call and Webcast for Wednesday, October 2 at 10:00 am ET (4:00 pm CET)

Geneva, Switzerland – September 30, 2024: – Ad-Hoc announcement pursuant to Art. 53 of SIX Listing Rules – WISeKey International Holding Ltd. ("WISeKey") (SIX: WIHN, NASDAQ: WKEY), a global leader in cybersecurity, digital identity and Internet of Things (IoT) innovations operating as a holding company, today announces its unaudited financial results for the six-month period ending June 30, 2024 (H1 2024).

H1 2024 FINANCIAL AND OPERATIONAL HIGHLIGHTS

WISeKey’s performance in the first half of 2024 underscores the company’s resilience and strategic adaptability amidst rapid technological advancements.

-	$5.2 million H1 2024 revenue, reflecting the expected slowdown in traditional semiconductor demand, with 2024 being a transitional year.

-	$26.3 million cash balance (as of June 30, 2024).

-	$2.9 million Investments in R&D for the development of new projects and technologies, including SEALSQ’s post-quantum chip, SEALCoin, and our WISeSat satellites and next generations. This investment is essential to support our growth in future years.

During H1 2024, the Company’s substantial research & development investments, aimed at securing a competitive edge in the fast-approaching era of post-quantum computing and secure IoT transactions. With continued investments in quantum technology, satellite communications, and secure digital transactions, WISeKey is solidifying its position at the forefront of the Fourth Industrial Revolution.

MOVING FORWARD

Outlook for Full Year 2024

For the remainder of 2024, WISeKey management anticipates improved performance as compared to H1 2024, subject to the materialization timing of previously announced project and transitioning demand for next-generation semiconductor products.

WISeKey’s strong pipeline of current and new business opportunities valued at over $71 million as of September 20, 2024 is driven by the launch of the next generation of semiconductors, which the Group expects to release in 2025, the development of WISeSat.Space’s satellite-based security solutions following the launch of its new picosatellite in the first quarter of 2025, and the introduction of SEALCOIN’s machine-to-machine (M2M) transactional IoT services (t-IoT).

Growth Strategy

WISeKey is gearing up for growth, fueled by:

•	The full-scale production of next-generation post-quantum semiconductors, with initial pilot programs expected to begin by late 2024.
•	Further investments in space satellite technology, with a focus on expanding WISeSat.Space's market share in the satellite communications sector.
•	The launch of SEALCOIN, expected to drive significant growth in the t-IoT and M2M transaction space.
•	A potential public listing of additional subsidiaries, as WISeKey continues to mature its diverse portfolio in blockchain, cybersecurity, and IoT.

STRATEGIC INITIATIVES BY SUBSIDIARY

WISeKey is proactively taking steps at each of its subsidiaries to strengthen its revenue streams and enhance profitability.

SEALSQ

Expansion of Semiconductor Production

SEALSQ Corp. (“SEALSQ”) (NASDAQ: LAES) secured $20 million in additional financing during H1 2024 to expand its production facilities. The funds are earmarked for the development of post-quantum semiconductors, which are increasingly critical as quantum computing poses challenges to traditional encryption systems.

As a results, SEALSQ invested $2.4 million in research and development initiatives, expanded its US-based sales team, made significant progress towards the establishment of several OSAT cybersecurity chip design and customization centers, secured global partnerships, and made advancements in the development of post-quantum chips. Representative of this progress, SEALSQ is now preparing to release engineering samples of its QS7001 Quantum-Resistant Secure Chips before the end of the year.

New Distribution Agreements and Partnerships

WISeKey, via SEALSQ has signed strategic agreements with global distributors to expand the reach of its semiconductor and cybersecurity products, notably in Asia, Europe, and North America with both with existing clients in the healthcare industry in the US and new customers in Asia (D-Link, HOSIDEN) and Europe (In Lite), mostly around smart home applications.

Expectations are supported by several key growth factors including the expansion of Matter certification, global adoption of new IoT security standards such as the US Cyber Trust Mark or the EU Cyber Resilience Act, and SEALSQ’s strong value proposition on the PKI market for both IoT device makers segment and GSMA eUICC manufacturers and service providers. This has been reflected by significant new agreements signed in H1 2024.

WISeSat.Space

Developments & Key Initiatives

WISeSat.Space is leading the way in utilizing low-orbit and picosatellites for secure IoT connectivity and climate change monitoring. The Company is working on a variety of announced projects at the WISeSat.Space level, expected to materialize in H2 2024 and beyond, including:

•	Launch of a constellation of 88 low-orbit satellites by the end of 2027. To date, the company has successfully launched 17 low-orbit satellites in collaboration with FOSSA Systems, primarily through SpaceX’s Transporter Rideshare missions. These satellites will incorporate SEALSQ semiconductor technology and WISeKey cryptographic keys, ensuring secure space-based communication.
•	WISeSat.Space is also utilizing picosatellites and low-power sensors to offer a cost-effective IoT connectivity solution. These picosatellites are smaller and more affordable than traditional satellites, making secure IoT connectivity accessible to a wider range of businesses.
•	The launch of a new generation of satellites from California with SpaceX (currently scheduled for early 2025), will enhance global IoT connectivity and environmental monitoring, with improved performance in areas such as climate change detection, disaster management, and smart agriculture.

•	The installation of a satellite antenna in Switzerland, enabling more efficient monitoring and management of the satellite constellation. This infrastructure will ensure optimal performance for IoT connectivity solutions, highlighting WISeSat.Space's commitment to secure satellite operations.
•	The development of a European-based, neutral satellite constellation, aimed at ensuring data sovereignty and enhancing international cooperation. This constellation is crucial for reducing dependence on non-European entities and fostering technological independence.
•	Collaboration with the Swiss Army to leverage WISeSat.Space’s secure IoT connectivity solutions for defense and national security purposes, including enhancing logistics, situational awareness, and disaster response capabilities.

WISe.ART

Launch of WISe.ART 2.0 Platform

WISeKey is also deepening its presence in the NFT and digital assets space with the launch of the WISe.ART 2.0 platform, a highly secure environment for trading NFTs and conducting authenticated online transactions. This platform integrates blockchain and cybersecurity technology, positioning WISeKey to capture a growing share of the NFT market and drive new revenue streams.

Strategic Investment from The Hashgraph Association

WISe.ART successfully concluded a strategic investment round with The Hashgraph Association (THA), a Swiss non-profit organization focused on promoting the global adoption of the Hedera network. This partnership is expected to significantly bolster WISe.ART's growth by leveraging Hedera's decentralized, sustainable public ledger.

SEALCOIN AG

$50 Million Investment Commitment

WISeKey has secured a $50 million token investment commitment from GEM Digital Limited to support its SEALCOIN project housed at SEALCOIN AG. By enabling machine-to-machine (M2M) transactions without human intervention, SEALCOIN is poised to become a key player in the Transactional IoT (t-IoT) ecosystem.

In addition to financial backing, The Hashgraph Group (THG) has entered into an agreement with WISeKey to provide engineering expertise and strategic guidance in the Web3 economy, further enhancing SEALCOIN’s capabilities.

A Proof of Concept for SEALCOIN is already available for at https://youtu.be/daOvoOxqGvQ.

WISeID

Expansion of Post-Quantum and IoT Solutions

WISeKey’s INeS Platform, offering “PKI as a Service,” is gaining significant traction. The platform allows companies to manage Device Attestation Certificates (DACs) without the need for costly infrastructure investments. With pre-provisioning of FIPS-certified secure elements, WISeKey supports the rapid market entry of smart home products under the Matter Protocol, a key standard for IoT device security.

CONFERENCE CALL

The Company will host a conference call to review its results on Wednesday, October 2, 2024, at 10:00 am ET (4:00 pm CET). To join, please use the following dial-in numbers:

•	Toll-Free Dial-In Number: 877-445-9755
•	International Dial-In Number: 201-493-6744

The webcast of the call can be accessed through the Investor Relations section of WISeKey’s website at www.wisekey.com. An archived version of the call will also be made available.

About WISeKey

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA which specializes in RoT and PKI solutions for secure authentication and identification in IoT, Blockchain, and AI, (iii) WISeSat AG which focuses on space technology for secure satellite communication, specifically for IoT applications, (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions, and (v) SEALCOIN AG which focuses on decentralized physical internet with DePIN technology and house the development of the SEALCOIN platform.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using Blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. The company’s semiconductors generate valuable Big Data that, when analyzed with AI, enable predictive equipment failure prevention. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, Blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

ADDITIONAL FINANCIAL & OPERATIONAL DATA

Consolidated Statements of Comprehensive Income/(Loss) [as reported]

	Unaudited 6 months ended June 30,
USD'000	2024	2023

Net sales	5,174	15,107
Cost of sales	(3,834)	(6,924)
Depreciation of production assets	(228)	(84)
Gross profit	1,112	8,099

Other operating income	178	21
Research & development expenses	(2,942)	(2,151)
Selling & marketing expenses	(3,967)	(3,887)
General & administrative expenses	(8,518)	(7,968)
Total operating expenses	(15,249)	(13,985)
Operating loss	(14,137)	(5,886)

Non-operating income	1,129	598
Debt conversion expense	(21)	(484)
Interest and amortization of debt discount	(529)	(119)
Non-operating expenses	(584)	(896)
Loss before income tax expense	(14,142)	(6,787)

Income tax expense	(1,310)	(322)

Net loss	(15,452)	(7,109)

Less: Net loss attributable to noncontrolling interests	(5,982)	(141)
Net loss attributable to WISeKey International Holding AG	(9,470)	(6,968)

Earnings per Class A Share (USD)
Earnings per Class A Share
Basic	(0.45)	(0.25)
Diluted	(0.45)	(0.25)

Earning per Class A Share attributable to WISeKey International Holding Ltd
Basic	(0.27)	(0.24)
Diluted	(0.27)	(0.24)

Earnings per Class B Share (USD)
Earnings per Class B Share
Basic	(4.48)	(2.49)
Diluted	(4.48)	(2.49)

Earning per Class B Share attributable to WISeKey International Holding Ltd
Basic	(2.74)	(2.44)
Diluted	(2.74)	(2.44)

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	(515)	(1,118)
Defined benefit pension plans:
Net gain arising during the period	34	16
Other comprehensive loss	(481)	(1,102)
Comprehensive loss	(15,933)	(8,211)

Other comprehensive income / (loss) attributable to noncontrolling interests	45	(63)
Other comprehensive loss attributable to WISeKey International Holding AG	(526)	(1,039)

Comprehensive loss attributable to noncontrolling interests	(5,937)	(204)
Comprehensive loss attributable to WISeKey International Holding AG	(9,996)	(8,007)

The notes are an integral part of our consolidated financial statements.

Consolidated Balance Sheets [as reported]

	As at June 30,	As at December 31,
USD'000	2024 (unaudited)	2023 (unaudited)

ASSETS
Current assets
Cash and cash equivalents	26,293	15,311
Restricted cash, current	111	-
Accounts receivable, net of allowance for credit losses	2,041	5,471
Notes receivable from employees and related parties	53	63
Inventories	2,772	5,230
Prepaid expenses	1,669	1,290
Government assistance	1,826	1,718
Other current assets	759	1,008
Total current assets	35,524	30,091

Noncurrent assets
Deferred income tax assets	1,775	3,077
Deferred tax credits	104	15
Property, plant and equipment net of accumulated depreciation	3,115	3,392
Intangible assets, net of accumulated amortization	94	96
Operating lease right-of-use assets	1,781	2,052
Goodwill	8,317	8,317
Equity securities, at cost	471	486
Other noncurrent assets	263	275
Total noncurrent assets	15,920	17,710
TOTAL ASSETS	51,444	47,801

LIABILITIES
Current Liabilities
Accounts payable	12,492	12,863
Notes payable	4,160	4,164
Convertible note payable, current	49	190
Deferred revenue, current	100	217
Current portion of obligations under operating lease liabilities	630	638
Income tax payable	-	4
Other current liabilities	698	832
Total current liabilities	18,129	18,908

Noncurrent liabilities
Bonds, mortgages and other long-term debt	1,863	1,820
Convertible note payable, noncurrent	9,313	1,519
Deferred revenue, noncurrent	22	24
Operating lease liabilities, noncurrent	1,138	1,443
Employee benefit plan obligation	2,963	3,001
Other noncurrent liabilities	3	2
Total noncurrent liabilities	15,302	7,809
TOTAL LIABILITIES	33,431	26,717

Commitments and contingent liabilities

SHAREHOLDERS' EQUITY
Common stock - Class A	16	400
Par value: CHF 0.01 and CHF 0.25
Authorized - 2,000,880 and 2,000,880 shares
Issued and outstanding - 1,600,880 and 1,600,880 shares
Common stock - Class B	359	8,170
Par value: CHF 0.10 and CHF 2.50
Authorized - 6,194,267 and 6,194,267
Issued - 3,365,560 and 3,076,150
Outstanding - 3,292,180 and 2,954,097
Treasury stock, at cost (73,380 and 122,053 shares held)	(548)	(691)
Additional paid-in capital	323,973	295,716
Accumulated other comprehensive income / (loss)	3,515	4,041
Accumulated deficit	(290,431)	(280,961)
Total shareholders' equity attributable to WISeKey shareholders	36,884	26,675
Noncontrolling interests in consolidated subsidiaries	(18,871)	(5,591)
Total shareholders' equity	18,013	21,084
TOTAL LIABILITIES AND EQUITY	51,444	47,801

The notes are an integral part of our consolidated financial statements.

Disclaimer
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FinSa's predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.

Press and Investor Contacts

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 / lcati@equityny.com Katie Murphy Tel: +1 212 836-9612 / kmurphy@equityny.com